        EXHIBIT 19

POLICY ON TRADING IN TEXTRON SECURITIES (THE “POLICY”)

Memo To:	Members of Textron Board of Directors, Textron Executive and Corporate Officers, Segment and Business Unit Presidents and Chief Financial Officers;
From:	XXXXX, Executive Vice President, General Counsel and Secretary
Date:	January 22, 2025

This Memorandum serves to update and reissue the above-referenced Policy which is applicable to all Textron Executive and Corporate Officers, Segment and Business Unit Presidents and Chief Financial Officers and members of our Board of Directors (the “Covered Individuals”). The Policy covers trading by immediate family or household members of a Covered Individual, or by a corporation, trust or other entity controlled by a Covered Individual. The Policy is designed to protect Textron and you from the serious liabilities and penalties that can result from violations of the securities laws.

Federal securities laws and Textron’s Business Conduct Guidelines (“BCGs”) prohibit (a) buying, selling or making other transfers of securities by persons who have material information that is not generally known or available to the public and (b) disclosing such information to others who may trade. Information is considered to be material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of a security is likely to be considered material. These prohibitions apply both to securities of Textron and of companies which do business with Textron.

You Must Pre-Clear Purchases or Sales in Textron Securities
Covered Individuals are required to pre-clear with XXXXX, our Senior Executive Counsel, or me any trading in Textron securities. For purposes of this Policy “securities” includes stocks, bonds, convertible notes or any other security and “trading” includes any purchase, sale, stock plan transaction, gift, loan or pledge, or any other transfer, including any exercise of a stock option where all or a portion of the acquired stock is immediately sold, i.e. a “cashless exercise”.1 To pre-clear a transaction, call or email XXXXX or me one day prior to your chosen trading date. When a request for pre-clearance is made, you should carefully consider whether you are aware of any material nonpublic information about Textron and describe fully to XXXXX or me any circumstances which you think should be considered.

If clearance for your trade is granted, XXXXX will send you a clearance email indicating when you are allowed to trade, and she will notify Fidelity of the clearance you have received. Cleared transactions are expected to be executed within approximately 48 hours of receiving clearance. If additional time elapses, another pre-clearance will be required since circumstances may have changed. If permission to engage in a transaction is denied, you should not inform anyone else of the restriction. Note that obtaining pre-clearance is not legal advice, and each individual remains responsible for his or her own decision to trade.
1 Note that if you exercise a stock option by paying the exercise price due under the option in cash and intend to indefinitely hold the shares, no transaction based upon the market price of Textron stock has taken place; this transaction (but not any subsequent sale of the stock) is, therefore, exempt from the application of the Policy.

Participants in the Textron Savings Plan
Transactions in the Textron Savings Plan (“TSP”) also require receiving clearance to trade. Note that, if you receive clearance for a market trade, the flag on your TSP account will automatically be lifted for the time period for which you have been cleared. If you wish to transact only within the TSP, you should follow the pre-clearance procedure described above before giving instructions to (i) allocate your TSP contributions into the TSP's Textron Stock Fund, (ii) reallocate your existing funds into or out of the Textron Stock Fund, (iii) make withdrawals from the Textron Stock Fund, including borrowing money from your TSP account if the loan will result in a liquidation of some or all of your Textron Stock Fund balance or (iv) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Textron stock fund. You need not pre-clear periodic payroll deductions that are allocated to the Textron Stock Fund as long as you did not have material nonpublic information at the time you provided the allocation instructions to the plan trustee.

Trades May Not Take Place During Blackout Periods
Trading requests by Covered Individuals will not be approved during the regular blackout period prior to each quarterly earnings release. The quarterly blackout period will commence on the first business day of the tenth week of each fiscal quarter (as set forth in the Controller’s Calendar) and will end one full day after earnings are announced, although the blackout period could begin earlier and end later if warranted by the circumstances of a particular quarter. In addition, from time to time, I may notify you that we have closed trading due to corporate developments giving rise to material nonpublic information.
Post-Termination Transactions
If an individual is in possession of material nonpublic information when his or her service for Textron terminates, that individual may not trade in Textron securities until that information has become public or is no longer material. The pre-clearance procedures described above, however, will cease to apply to individuals who have terminated service upon the expiration of any blackout period or other trading restriction in place at the time of the termination of service.

10b5-1 Trading Plans
Pursuant to SEC rules, it is possible for you to establish a plan for regular sales of Textron stock without regard to blackout periods or your possession of material inside information. Such a plan must be carefully crafted to comply with the requirements of SEC Rule 10b5-1, as amended effective February 27, 2023, and requires my approval. If you are thinking of establishing such a plan, you should contact XXXXX or me. For more information on 10b5-1 trading plans, please see the Policy on 10b5-1 Trading Plans.

Additional Provisions
Textron considers it improper for its Covered Individuals to engage in short-term or speculative transactions in Textron’s securities or in other transactions that may lead to inadvertent violations of securities laws. Accordingly:

    Short Sales. You may not engage in short sales of Textron’s securities (sales of securities that are not then owned).
    Publicly-Traded Options, Derivative Securities and Hedging Transactions. You may not engage in transactions in publicly-traded options (i.e. puts, calls) or derivative securities based on Textron’s securities, including any hedging, monetization or similar transaction designed to reduce the risks of holding Textron securities, such as zero-cost collars and forward sale contracts.

    Standing Orders. Standing orders (other than under an approved 10b5-1 plan) should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction and, if executed when you are aware of material nonpublic information, may be considered unlawful insider trading.
    Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent if you fail to meet your obligations. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may be considered unlawful insider trading. Therefore, you should exercise caution in holding Textron securities in a margin account or pledging Textron securities as collateral for a loan. Moreover, due to this concern, named executive officers of Textron (our CEO, CFO, CHRO and GC) and our Directors are prohibited from holding Textron securities in a margin account or pledging Textron securities as collateral for a loan.

Section 16 and Form 144 Filers
Executive officers of Textron (our CEO, CFO, CHRO and GC), our Controller and our Directors are also subject to Section 16 of the Securities Exchange Act of 1934, which requires transactions in Textron securities, including bona fide gifts, to be reported on SEC Form 4 within two business days after the transaction date. Proposed sales of Textron stock by executive officers, including sales of stock in the Textron Stock Fund within the TSP, and by our Directors usually require the filing of a Form 144 in addition to a Form 4. Your prompt notification to us of any transaction will ensure that the Form 4 and, if applicable, Form 144, are filed on time. Please contact XXXXX if you need more information.

Special Information for Directors
In addition to pre-clearing any purchases or sales of Textron securities, you should notify us before engaging in any transaction in Textron stock (including any changes in beneficial ownership) on behalf of yourself, your immediate family, any trust with which you are associated or any other entity through which you have a direct or indirect pecuniary interest in Textron stock. You should also remind your broker to check with us before engaging in any such transaction, including during the six-month period following your departure from the Board as Section 16 reporting requirements may continue to apply. As stated above, proposed sales of Textron stock by directors usually require the filing of a Form 144 in addition to a Form 4; this requirement continues to apply for 90 days following a director’s departure from the Board. Your prompt notification to us of any transaction will ensure that the Form 4 and Form 144 are filed on time.

With Respect to Textron Employees Reporting to Covered Individuals

Advice for Your Employees. While Textron employees other than Covered Individuals are not required to pre-clear their trades, our Business Conduct Guidelines prohibit trading in Textron securities, or securities of another company, while in possession of material, non-public information about Textron or the other company. Sharing such information with unauthorized persons and/or providing recommendations to trade in Textron or the other company’s securities is also prohibited. You should advise members of your staff who have regular access to material nonpublic information of the blackout periods described above and these prohibitions from time to time. You also may want to suggest that staff members complete the Insider Trading module of Textron’s Compliance Resource Center; note that all participants in Textron’s long-term incentive plan are required to complete the module every other year. Also, XXXXX is available to talk to your staff about insider trading.

Extension of Blackout Period to Certain Employees. The regular quarterly blackout period (but not preclearance procedures) also applies to certain Textron corporate office employees who regularly have access to material inside information related to quarterly results and certain other matters. These employees will receive a separate communication from Fidelity notifying them of each blackout period, and their Fidelity accounts will be locked from online transactions during each blackout period.

Please call XXXXX or me at any time if you have any questions about insider trading or this Policy. (XXXXX may be reached at XXXXXXXXXXXX or XXXXX@textron.com.)